Exhibit 99.1

RRsat Global Communications Network Ltd.
______________

Notice of Annual General Meeting of Shareholders

September 24, 2012

To the Shareholders of
RRsat Global Communications Network Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of RRsat Global Communications Network Ltd. will be held on September 24, 2012 at 4:00 p.m. (Israel time), at RRsat's executive offices at RRsat Building, Negev Street, Airport City 70100, Israel (the telephone number at that address is +972-3-928-0808).

The following matters are on the agenda for the meeting:

(1)	to reelect seven directors – the terms of our current directors (other than our Outside Directors) will expire at the meeting, and we are proposing to reelect seven directors;

(2)	to reappoint an observer to our Board of Directors and to approve his compensation;

(3)	to approve a special bonus and the grant of options to our Vice President – Sales and Marketing;

(4)	to approve changes to the compensation and the grant of options to our Vice President – Operations;

(5)	to approve the grant of options to the Chairman of our Board of Directors;

(6)	to approve a finder agreement with our director and former Chief Executive Officer and amend his existing agreements with RRsat;

(7)	to amend our Articles of Association regarding insurance, indemnification and exculpation;

(8)	subject to the approval of Item No. 7, to approve corresponding amendments to the insurance, exculpation and indemnification agreements with each of our directors and executive officers; and

(9)
to ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as our independent public accountants for 2012 – Israeli law requires that we ask you, on an annual basis, to approve the appointment and compensation of our independent public accountants; when this proposal is raised, you will also be invited to discuss our 2011 consolidated financial statements.

You are entitled to vote at the meeting if you are a shareholder of record at the close of business on August 21, 2012.  You are also entitled to vote at the meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on August 21, 2012, or which appears in the participant listing of a securities depository on that date.

You can vote your Ordinary Shares by attending the meeting or by completing and signing a proxy card.  Proxy cards will be distributed to shareholders after the record date together with a proxy statement which will include the full version of the proposed resolutions.

The seven directors nominated in proposal No. 1 will be elected by cumulative voting of the shareholders voting on this proposal in person or by proxy.  Each shareholder shall be entitled to as many votes as shall equal the number of Ordinary Shares held by such shareholder multiplied by seven (the number of directors to be elected).  Each shareholder may cast all of its votes for a single director nominee or may distribute its votes among any number of director nominees as it may see fit.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 2, 3, 4, 8 and 9.  The affirmative vote of the holders of 75% of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 5, 6 and 7.  In addition, a special majority vote will be required for approval of proposals Nos. 2, 3, 4 and 6.  In order to approve each of these proposals, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the relevant proposal, or the total shares of non-interested shareholders voted against the relevant proposal must not represent more than two percent of our outstanding Ordinary Shares.  Please note, that under Israel's Companies Law, you are also deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal, and you are also deemed to have a personal interest in shares for which you have the right to vote pursuant to a power-of-attorney.  In addition, you are deemed to have a personal interest if a company, other than RRsat, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our Ordinary Shares.

This notice is being sent only to shareholders of record, in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the meeting.  Shareholders may also review the proxy statement on our company's website at www.rrsat.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-3-928-0808 until the date of the meeting.

By Order of the Board of Directors,

DR. SHLOMO SHAMIR
Chairman of the Board of Directors

Dated: August 16, 2012